Surf Air Mobility Inc.

12111 S. Crenshaw Blvd.

Hawthorne, California 90250

VIA EDGAR

September 28, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Surf Air Mobility Inc. Withdrawal of Request for Acceleration of Registration Statement on Form S-1 (Registration No. 333-274572)

Ladies and Gentlemen:

Surf Air Mobility Inc. (the “Company”) hereby respectfully withdraws its request that the Securities and Exchange Commission accelerate the effective date of the Company’s registration statement on Form S-1 (Registration No. 333-274572), as amended, so that it becomes effective on September 28, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Sincerely, Surf Air Mobility Inc.
By:	/s/ Stan Little
Stan Little
Chief Executive Officer